Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 March 7, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1727
        Advisory Series: Guggenheim Investment Grade Corporate Trust 3-7
               Year, Series 1 File Nos. 333-222401 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comments made during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1727, filed on January 3, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Advisory Series: Guggenheim Investment Grade Corporate Trust 3-7 Year, Series 1 (the "Trust"). Please note that the Trust has revised its name from "Advisory Series: Guggenheim Investment Grade Corporate Trust 3-7 Year, Series 11" to "Advisory Series: Guggenheim Investment Grade Corporate Trust 3-7 Year, Series 1."

PROSPECTUS

Cover Page

     1. The cover page states that this "trust is intended for clients of investment advisers whose investment advisors serve them in a fiduciary capacity." Please clarify that the Trust will only be sold to clients of such investment advisors. If this is not the case, please disclose who else may purchase units of the Trust.

     Response: The sentence on the cover page has been revised to state: "This trust is intended solely for clients of financial advisors whose advisors serve them in a fiduciary capacity. Please consult your financial advisor to see if this may be an appropriate investment for you."

Investment Summary -- Overview

     2. Please disclose the length of the Trust in the second paragraph.

     Response: Because the Trust will terminate when the last debt obligation matures, the length of the Trust cannot be determined until the final portfolio is selected. The term of the Trust will be provided in the effective prospectus. The Trust's mandatory termination date will not be less than 3 years or more than 7 years. Although the Trust intends to be active until its mandatory termination date, the Trust may terminate earlier if certain circumstances described in the prospectus occur.

Investment Summary -- Principal Investment Strategy

     3. Please disclose the Trust's investment strategy regarding real estate investment trusts in the "Principal Investment Strategy" section.

     Response: The prospectus has been revised in response to this comment.

Investment Summary -- Essential Information and Summary of Essential Financial Information

     4. Please delete any line items that reference distributions, income or returns. We believe that including these figures may be a violation of Rule 156(b)(2)(ii)(A) of the Securities Act of 1933 because they may be considered implied representations about future investment performance, specifically, possible future gains or income.

     Response: We respectfully decline to make the requested changes. We believe the figures and the related disclosure conform to the well-established and widely relied upon guidance of the Commission. Estimated Current Return ("ECR") and Estimated Long Term Return ("ELTR") and the supporting distribution and income figures have been used in UIT prospectuses continually since at least 1976 (see, e.g., the registration statement on Form S-6 for The First National Dual Series Tax-Exempt Bond Trust, Series 1, as filed with the Commission on January 13, 1976). Beginning in the early 1990s, the staff of the Commission produced a series of letters that expressly addressed how and when UIT sponsors may disclose ECR and ELTR as well as disclosure of how they are calculated and the numbers used in such calculations (see Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management (January 11, 1990); Letter to Registrants from Marianne K. Smythe, Director, Division of Investment Management, and William H. Heyman, Director, Division of Market Regulation (April 8, 1992); Letter to Craig S. Tyle, Investment Company Institute from Robert E. Plaze, Assistant Director (August 2, 1995)) (collectively, the "ECR/ELTR Letters"). Subsequently, in a letter dated November 6, 1995 to Robert
E. Plaze, Assistant Director, Office of Disclosure and Investment Adviser Regulation, from Mark J. Kneedy, Chapman and Cutler LLP, we memorialized our conversations with the staff of the Commission regarding the specific calculations of ECR and ELTR and the related disclosure. Furthermore, in Investment Company Act Release No. 21538 (November 22, 1995) (the "1995 Proposal"), the Commission proposed certain amendments to Form S-6 that would, among other things, standardize the computation of yield by certain UITs in their prospectuses. Although the 1995 Proposal was not formally adopted by the Commission, the guidance in the 1995 Proposal and the ECR/ELTR Letters have served as the basis by which UIT sponsors have disclosed forward-looking yield and income information. We believe the forward-looking income and yield information and related disclosure included in the prospectus for the Trust is consistent with all of the guidance previously promulgated by the Commission, and therefore any modifications to these portions of the prospectus are not required.

Investment Summary -- Summary of Essential Financial Information

     5. Please disclose in footnote 2 the fees that are covered by the unitary fee, such as the trustee's fee, supervisory fee, evaluator's fee, bookkeeping and administrative fee, and other estimated trust operating expenses. Also, please state that the unitary fee does not include the fees charged at the wrap account level.

     Response: With regard to disclosing the expenses covered by the annual deferred sales fee, the prospectus has been revised in response to this comment. With regard to stating that the annual deferred sales fee does not cover wrap account or similar fees, the Trust respectfully declines to make this revision. The intended investors for this Trust are investors who currently consider or invest in mutual funds and exchange-traded funds ("ETFs"). Such investment products, when sold to these target investors in a wrap account or similar plan, do not have to make such disclosures. In order to have comparable disclosures to mutual funds and ETFs, the Trust has not revised the disclosure as requested in this section. However, to address the staff of the Commission's concerns stated in this comment and comments 6, 9 and 10, the requested disclosure has been added under "Understanding Your Investment - Public Offering - Annual Deferred Sales Fee."

Investment Summary -- Fees and Expenses

     6. Please disclose that investors will pay a wrap fee or similar fee to their advisor and that the sponsor does not pay that wrap fee or similar fee.

     Response: Please see the response to comment 5 regarding disclosure stating that the annual deferred sales fee does not cover wrap account or similar fees.

Investment Summary -- Fees and Expenses

     7. Please explain why the Trust is moving to a unitary fee structure.

     Response: In order to allow unit investment trusts to compete better against other investment vehicles, including exchange-traded funds, the Trust is moving to a sales fee that is unitary in nature. Because advisors are looking for products that have more predictable annual costs, this sales fee structure allows for a unit investment trust to compare favorably against other investment options.

Investment Summary -- Fees and Expenses

     8. Section 26(a)(2) of the Investment Company Act of 1940 limits payments to the trustee or custodian to services performed and expenses incurred. The Commission has said that the purposes of this section is to prohibit depositors from "reaping hidden profits" through purported administrative fees. See Investment Company Act Release No. 13705 (Jan. 9, 1984), Investment Company Act Release No. 14066 (July 27, 1984). Rule 26a-1 under the Investment Company Act of 1940 codified the at-cost standard. Please provide a legal analysis explaining why charging a unitary fee of 0.50 instead of charging the at-cost amounts for services performed or expenses incurred is consistent with Section 26(a)(2) and Rule 26a-1. We may have further comments once we review your response.

     Response: To address this concern, it will be made clear that the fee charged is a deferred sales fee.

Investment Summary -- Fees and Expenses

     9. In footnote 1, please add disclosure stating that investors will also pay a wrap fee or similar fee that is not disclosed in fee table.

     Response: Please see the response to comment 5 regarding disclosure stating that the annual deferred sales fee does not cover wrap account or similar fees.

Investment Summary -- Example

     10. For the example table, please add disclosure that the example does not take into account the effects of the wrap fee that the investor pays.

     Response: Please see the response to comment 5 regarding disclosure stating that the annual deferred sales fee does not cover wrap account or similar fees.

Additional Revisions

     The Trust has lowered the annual deferred sales fee to 0.30% of the value of the Trust's assets at the time of the payment and has increased the number of payments to up to seven payments (i.e., the length of the Trust). Additionally, the Trust has clarified when the annual deferred sales fee payments will be made and modified its in-kind distribution policy.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren